Exhibit 1

For Release

Compugen Announces Discovery of Biomarker Candidate for
Diagnosis of Ovarian Cancer and Signing of Collaboration Agreement

Discovery Highlights Compugen's "Discovery on Demand" Capabilities;
Agreement Includes Research Collaboration and Worldwide License Option

Tel Aviv, Israel, February 3, 2009 – Compugen Ltd. (NASDAQ: CGEN) disclosed today the discovery and experimental verification of CGEN-327, a novel molecular biomarker candidate for the diagnosis of ovarian cancer. CGEN-327 is a previously unknown splice variant of the HE4 (Human Epididymis Protein 4) gene, which is a known biomarker for ovarian cancer. The company also announced that it has entered into a research and license option agreement for the product candidate with a leading diagnostic company. Patent coverage for this discovery is being pursued by Compugen.

Anat Cohen-Dayag, vice president of R&D for Compugen stated, “This is an excellent example of Compugen’s unique “discovery on demand” capabilities. In this case, we were approached by a leading company developing and commercializing immunoassay panels for rapid diagnosis of challenging diseases. Their specific interest was to determine whether any unknown splice variants exist for this known biomarker for ovarian cancer, an objective with a high level of industry interest and past research activity.”

Dr. Cohen-Dayag continued, “In comparison to the traditional and frequently used experimentally based discovery methodologies, Compugen’s effort was based on computational predictions of the human transcriptome and proteome provided by its LEADS platform. Utilizing proprietary algorithms for sequence alignment as well as proprietary data sets, gene structure prediction and gene products prediction, the probable structure of a previously unknown potential splice variant expressed by the HE4 gene was predicted without any wet lab experimentation. Based on this probable structure, Compugen predicted the complete transcript and protein sequence which was then verified by experimental analysis. In these validation experiments, the computationally predicted variant, CGEN -327, was successfully shown to both exist in ovary tissues and to be differentially expressed at a higher level in ovarian cancer tissues.”

The recently signed collaboration agreement provides Compugen’s partner with an option to obtain worldwide royalty bearing commercialization rights for diagnostic products based on this unique and novel gene product, with Compugen retaining all therapeutic applications. Financial terms were not disclosed.

About Ovarian Cancer and Compugen’s Activities in this Area:
Ovarian cancer is the leading cause of death from gynecological cancer with more than 15,000 deaths and more than 21,000 new cases in 2008 in the United States alone. Often referred to as “the silent killer”, it is known to cause non-specific symptoms leading, in a large majority of cases, to delayed diagnosis. Therefore, a good diagnostic test is widely sought.

In view of the importance of this unmet diagnostic need, during the past few years, Compugen selected and began evaluating a number of novel molecules, that in addition to CGEN-327, were predicted by the discovery platforms to have medical and commercial opportunities in the diagnosis or treatment of ovarian cancer. These activities have resulted in the granting, earlier this month, of a patent to Compugen covering several of these other novel molecules. Although Compugen did not announce the granting of this patent, it was publicly disclosed by the US Patent and Trademark office and reported in a number of publications.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220